HYDRON TECHNOLOGIES, INC.

4400 34th Street North, Suite F

St. Petersburg, Florida 33714

727-342-5050

November 2, 2006

Via Facsimile and Edgar

Mr. Millwood Hobbs

Staff Accountant

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hydron Technologies, Inc. (File No. 0-6333)

Response to Comments on Form 10-KSB for the Fiscal Year Ended December 31, 2005; and Form 10Q-SB for the Fiscal Quarter Ended June 30, 2006

Dear Mr. Millwood:

Pursuant to your request, we have prepared this supplemental response to the staff’s letter dated September 21, 2006 and your further oral comments provided to the Company with respect to the above-captioned filings. Specifically, we are responding to your questions regarding (i) our use of $210,000, rather than $260,000, as the amount of investments in and advances to acquired company in connection with our determination of significance under Item 310(c) of Regulation S-B and (ii) our response to the staff’s comment regarding Item 8A. Controls and Procedures, in the Company’s Form 10-K for the fiscal year ended December 31, 2005. We have addressed each of your supplemental comments below.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 4. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Acquisition, page 34

2.

It appears that your transaction with Clinical Results, Inc. on July 1, 2005 is a significant acquisition. We note Form 8-K filed on July 8, 2006 [sic], but have been unable to locate your filing of the required financial statements.

Mr. Millwood Hobbs

November 2, 2006

Accordingly, please provide us with the audited financial statements of Clinical Results, Inc. as required by Item 310(c) of Regulation S-B or provide us with your calculations of the test of significance levels supporting your determination that financial statements were not required.

The Company believes that the acquisition of Clinical Results, Inc. (“CRI”) does not satisfy the criteria for a significant transaction. We attached our calculations under the various tests provided in Item 310 (c) of Regulation S-B as Exhibit A to our letter to the Staff dated October 9, 2006. For your convenience, we have attached our calculations to this letter as well.

With respect to the determination of the amount of investments in and advances to acquired company, we believe that it is equal to the value of the shares ($260,000) less the amount allocated to the employment contract with David Pollock, CRI’s President ($50,000) or $210,000.

Moreover, we believe that this is a conservative estimate given that the shares are valued at market notwithstanding that they are restricted in their transferability under the Securities Act of 1933, as amended (“Securities Act”), and may only be transferred subject to an available exemption from registration under the Act or pursuant to a registration statement. In that regard, we note that the holders of the shares have only limited “piggy back” registration rights to inclusion in future registrations of securities by the Company.

In addition, the fair market valuation of the shares paid as consideration is significantly depressed by the extremely limited trading of the Company’s common stock on the OTCBB.

Item 8A. Controls and Procedures, page 46

5.         Your disclosure regarding the evaluation of disclosure controls and procedures does not comply with the current requirements of Item 307 of Regulation S-B. Specifically, your reference to Rule 13a-14 of the Exchange Act was outdated at the time your Form 10-KSB was filed. The current definition of disclosure controls and procedures is located in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Your rule references are also incorrect for the disclosure controls and procedures included in Item 3 of both of the quarterly reports your filed in 2006 on Form 10-QSB. In future filings, please revise Item 8A and Item 3 disclosures accordingly to reflect the current rule references.

Mr. Millwood Hobbs

November 2, 2006

The Company will include these disclosures as advised by the Staff in all future filings.

In connection with our responses to your comments, we reaffirm and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions please contact me at the telephone number or address set forth above.

Sincerely,

David Pollack

Chief Executive Officer

Hydron Technologies, Inc.

Cc:	Robert C. Brighton, Jr., Esq.
Ruden McClosky

EXHIBIT A

Calculation of Significant Acquisition Under Item 310(c) of Regulation S-B

1.	Comparison of Company’s Investments in and Advances to CRI to Total Consolidated Assets as of 12/31/04

Hydron assets	$1,120,422

CRI assets	11,000

Total consolidated assets	$1,131,422

Investments in and advances to

Acquired company	$210,000

$210,000/1,120,422	=	18.7%

2.	Comparison of Proportionate Share of Total Consolidated Assets as of 12/31/04

$11,000/1,120,422	=	1%

3.	Comparison of Equity in Income from Continuing Operations (before income taxes, extraordinary items, and cumulative effect of accounting changes) for the year ended 12/31/04

Hydron income	$(742,879)[1]

CRI income	$113,000

$113,000/$(742,879)	=	-15%

Since none of the conditions described above exceed 20%, financial statements of CRI are not required.

_________________________

1  Hyron had a net loss for each of the five years in the period ending 12/31/04. Accordingly, all the years are omitted in computing average income in accordance with the computational note to paragraph (c)(2) of Item 310 of Regulation S-B.